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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

July 25, 2014

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on July 24, 2014

Press release

Luxottica reports accelerated growth in the second quarter of 2014:

record operating income and free cash flow3

Net sales of Euro 2.1 billion (+7.0% at constant exchange rates2)

Operating margin of 19.2% and free cash flow3 of Euro 321 million:

an all-time quarterly record

Milan (Italy), July 24, 2014

Luxottica Group net sales

•                  accelerated growth in net sales for the second quarter: Euro 2,060 million (+7.0% at constant exchange rates2)

•                  net sales for the first half: Euro 3,902 million (+5.6% at constant exchange rates2)

•                  still unfavorable exchange rate environment

Wholesale Division

•                  net sales for the second quarter: Euro 935 million (+10.3% at constant exchange rates2)

•                  strong increase in sales in emerging markets: +20.8% at constant exchange rates2,6

•                  accelerating performance in North America compared to the first quarter: +9.9% in USD

•                  solid growth in Europe: +6.9% at constant exchange rates2,6

•                  Ray-Ban and Oakley continue to be major growth drivers

•                  the premium and luxury segment confirm a structural growth trend

Retail Division

•                  net sales for the second quarter: Euro 1,125 million (+4.3% at constant exchange rates2)

•                  faster comparable store sales4 growth in the second quarter: +3.8% in North America; double digit growth in emerging markets

•                  LensCrafters in North America delivered an increase in comparable store sales4 of +0.9%

•                  Sunglass Hut continued to deliver excellent results with global sales on a comparable store basis4 of +9.9%

Profitability and free cash flow3

•                  net income

•                  second quarter: Euro 235 million (+15.0%5 at constant exchange rates2)

•                  first half: Euro 393 million (+12.8%5 at constant exchange rates2)

•                  operating margin up by 80 bps5 to 19.2%: an all-time quarterly record (+110 bps5 at constant exchange rates2)

•                  net profit margin of 11.4% up by 60 bps5

•                  positive free cash flow3 of Euro 321 million, an all-time record on a quarterly basis

Start to the third quarter

•                  net sales growth remains robust, with both Divisions confirming strong demand

•                  impact from negative exchange rate environment is gradually declining due to a more favorable basis of comparison between the major currencies

The Board of Directors of Luxottica Group S.p.A. (MTA: LUX; NYSE: LUX), a leader in the design, manufacture, distribution and sale of fashion, luxury and sports eyewear, met today and approved the consolidated results for the second quarter and the six months ended June 30, 2014 in accordance with

International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS).

Second quarter of 2014 1

(in millions of Euro)	2Q 2014 at current exchange rates	2Q 2013 at current exchange rates	Change at constant exchange rates[2]	Change at current exchange rates

Net sales	2,060	2,018	+7.0%	+2.1%
Wholesale Division	935	880	+10.3%	+6.2%
Retail Division	1,125	1,138	+4.3%	-1.1%
Operating income	396	362		+9.5%
Adjusted [3,5]	396	371		+6.9%

Net income attributable to Luxottica Group stockholders	235	212		+11.0%
Adjusted [3,5]	235	218		+8.0%
Earnings per share	0.49	0.45		+10.2%
Adjusted [3,5]	0.49	0.46		+7.3%
Earnings per share in US$	0.68	0.59		+15.8%
Adjusted [3,5]	0.68	0.60		+12.6%

First half of 20141

(in millions of Euro)	1H 2014 at current exchange rates	1H 2013 at current exchange rates	Change at constant exchange rates[2]	Change at current exchange rates

Net sales	3,902	3,882	+5.6%	+0.5%
Wholesale Division	1,739	1,661	+9.2%	+4.7%
Retail Division	2,163	2,221	+3.0%	-2.6%
Operating income	666	636		+4.7%
Adjusted [3,5]	666	645		+3.2%
Net income attributable to Luxottica Group stockholders	393	371		+5.8%
Adjusted [3,5]	393	377		+4.1%
Earnings per share	0.83	0.79		+5.0%
Adjusted [3,5]	0.83	0.80		+3.3%
Earnings per share in US$	1.13	1.03		+9.6%
Adjusted [3,5]	1.13	1.05		+7.8%

Operating performance for the second quarter and the first half of 2014

Luxottica reported accelerated growth in net sales in the second quarter of 2014 along with record operating income and free cash flow3. These results are especially significant considering the continuation of an unfavorable exchange rate environment and the resulting negative impact on the Group’s performance reported at current exchange rates.

“We are particularly proud of the excellent results that we are achieving so far in 2014: we once again set record results for the second quarter thanks to well balanced and organic growth,” said Andrea Guerra, Chief Executive Officer at Luxottica. “The increase in profitability remains a priority for the Group, as we continue to pursue sustained net sales growth and the expansion of our business into new channels and markets.”

“Our free cash flow3 continues to improve, consolidating our ability to seize growth opportunities wherever they happen to be. The start to the third quarter confirms a solid and well balanced growth trend across all businesses and markets.”

“Looking ahead, we are entering the second half of the year with confidence and optimism. We laid the groundwork for even more robust growth due to the huge commitment and outstanding work from the entire Group since the start of the year. Moreover, we believe that the negative exchange rate effect will gradually decline thanks to a more favorable basis of comparison between the major currencies”.

Turning to the Group’s operating performance during the period, operating income for the second quarter of 2014 was Euro 396 million (+6.9% over the adjusted3,5 Euro 371 million operating income reported during the second quarter of 2013). The Group’s operating margin increased from adjusted3,5 18.4% in the second quarter of 2013 to 19.2% in the second quarter of 2014.

During the first six months of the year, operating income was Euro 666 million, an increase of 3.2% from the adjusted3,5 Euro 645 million reported in the first half of 2013. Operating margin rose from an adjusted3,5 16.6% in 2013 to 17.1% in the first half of 2014.

Net income for the second quarter of 2014 increased to Euro 235 million (+8.0% over the adjusted3,5 Euro 218 million reported during the second quarter of 2013), resulting in EPS (earnings per share) of Euro 0.49 (at an average €/US$ exchange rate of 1.3711). EPS in U.S. dollars was US$ 0.68.

In the second quarter of 2014, operating profitability and strict control over working capital enabled Luxottica to generate positive free cash flow3 in the amount of Euro 321 million compared to Euro 200 million in the second quarter of 2013. After paying dividends of Euro 308 million during the second quarter, net debt3 as of June 30, 2014 was Euro 1,429 million (Euro 1,461 million at the end of 2013), with a ratio of net debt to adjusted EBITDA3,5 of 1.0x, in line with the first quarter of the year.

Wholesale Division

The Wholesale Division delivered robust sales results in the major geographic areas in which it operates with double-digit growth in the second quarter of 2014 compared to the same quarter of 2013 (+10.3% at constant exchange rates2). In particular, emerging markets (China, Brazil, India and Turkey), North America and Continental Europe (Germany, France, the UK and the Nordics) were the geographic areas that delivered the strongest performance.

The ongoing success of Oakley and Ray-Ban in all markets, solid results in the premium and luxury segment and the Wholesale Division’s consistent ability to promote each brand’s distinctive traits drove Luxottica’s excellent results in the second quarter of 2014 in terms of both net sales and profitability.

Specifically, the Wholesale Division’s total net sales for the quarter increased to Euro 935 million (+10.3% at constant exchange rates2). The Wholesale Division’s total net sales for the first half of the year increased to Euro 1,739 million (+9.2% at constant exchange rates2).

In the second quarter the Wholesale Division’s operating income was Euro 262 million, an increase of 8.4% from an adjusted3,5 Euro 242 million in the second quarter of 2013. Operating margin increased to 28.1% from adjusted3,5 27.5% in the second quarter of 2013.

For the first half of the year, the Wholesale Division’s operating income amounted to Euro 456 million, an increase of 6.0% from an adjusted3,5 Euro 430 million in the first half of 2013. Operating margin increased to 26.2% in the first half of 2014 from adjusted3,5 25.9% in the same period of 2013.

Retail Division

Net sales for the Retail Division were Euro 1,125 million in the second quarter of 2014 compared to Euro 1,138 million in the second quarter of 2013 (+4.3% at constant exchange rates2; -1.1% at current exchange rates).

Net sales for the Retail Division were Euro 2,163 million in the first half of 2014 compared to Euro 2,221 million in the first half of 2013 (+3.0% at constant exchange rates2; -2.6% at current exchange rates).

The Retail Division’s operating income for the second quarter of 2014 rose to Euro 182 million, with an increase of 1.5% compared to Euro 180 million in the same period of 2013. Operating margin increased from 15.8% in the second quarter of 2013 to 16.2% in the second quarter of 2014.

The Retail Division’s operating income for the first half of the year was Euro 307 million, a decrease of 1.6% compared to Euro 312 million in the first half of 2013. The Retail Division’s operating margin increased from 14.0% in the first half of 2013 to 14.2% in the first half of 2014.

For the second quarter of 2014, comparable store sales4 in the Retail Division’s optical segment were positive, with excellent performance in China. In North America, LensCrafters reported an increase in comparable store sales4 of +0.9%, building on the trend that began in April when comparable store sales4 returned to be positive.

Sunglass Hut, the Group’s sun specialty chain, significantly contributed to the Retail Division’s results thanks to the successful execution of initiatives launched during the quarter, continued global expansion and the ability to consistently attract new consumers and engage them in the brand experience. As a result of this success, Sunglass Hut globally increased comparable store sales4 by +9.9%, driven by excellent results in Iberia, South Africa and Latin America and robust growth in North America.

§

The results for the second quarter and first six months of 2014 will be discussed today at 6:30PM (CET) during a conference call with the financial community. The presentation will be available via live webcast at www.luxottica.com.

§

The officer responsible for preparing the Company’s financial reports, Enrico Cavatorta, declares, pursuant to Article 154-bis, Section 2, of the Consolidated Law on Finance, that the accounting information contained in this press release is consistent with the data in the supporting documents, books of accounts and other accounting records.

Luxottica Group — Contacts

Cristina Parenti	Alessandra Senici
Group Corporate Communication and Public Relations Director	Group Investor Relations Director
Tel.: +39 (02) 8633 4683	Tel.: +39 (02) 8633 4870
Email: cristina.parenti@luxottica.com	Email: InvestorRelations@Luxottica.com

www.luxottica.com/it/company/media-center	www.luxottica.com/it/company/investors

Notes on the press release

(1) All comparisons, including percentage changes, are between the three-month and six-month periods ended June 30, 2014 and June 30, 2013, respectively.

(2) Figures at constant exchange rates have been calculated using the average exchange rate of the respective comparative period in the previous year. For further information, please refer to the attached tables.

(3) EBITDA, EBITDA margin, adjusted EBITDA, adjusted EBITDA margin, adjusted operating income/profit, adjusted operating margin, free cash flow, net debt, net debt/adjusted EBITDA ratio, and adjusted EPS are not measures in accordance with IAS/IFRS. For further information on such non-IAS/IFRS measures, please refer to the attached tables.

(4) Comparable store sales reflect the change in sales from one period to another that, for comparison purposes, includes in the calculation only stores open in the more recent period that also were open during the comparable prior period, and applies to both periods the average exchange rate for the prior period and the same geographic area.

(5) Adjusted data for the second quarter and first half of 2013 exclude non-recurring costs relating to the integration of Alain Mikli International equivalent to a Euro 9.0 million adjustment to operating income (approximately Euro 6 million on an after-tax basis).

(6) At current exchange rates the Wholesale Division’s net sales in the second quarter of 2014 increased by 5.6% and by 11.1% in Europe and in emerging markets respectively.

Luxottica Group S.p.A.

Luxottica Group is a leader in premium, luxury and sports eyewear with over 7,000 optical and sun retail stores in North America, Asia-Pacific, China, South Africa, Latin America and Europe, and a strong, well-balanced brand portfolio. House brands include Ray-Ban, the world’s most famous sun eyewear brand, Oakley, Vogue Eyewear, Persol, Oliver Peoples, Alain Mikli and Arnette, while licensed brands include Giorgio Armani, Bulgari, Burberry, Chanel, Coach, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada, Michael Kors, Starck Eyes, Tiffany and Versace. In addition to a global wholesale network involving 130 different countries, the Group manages leading retail chains in major markets, including LensCrafters, Pearle Vision and ILORI in North America, OPSM and Laubman & Pank in Asia-Pacific, LensCrafters in China, GMO in Latin America and Sunglass Hut worldwide. The Group’s products are designed and manufactured at its six manufacturing plants in Italy, three wholly owned plants in the People’s Republic of China, one plant in Brazil and one plant in the United States devoted to the production of sports eyewear. In 2013, Luxottica Group posted net sales of more than Euro 7.3 billion. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to manage the effects of the current uncertain international economic outlook, the ability to successfully acquire and integrate new businesses, the ability to predict future economic conditions and changes to consumer preferences, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license agreements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, changes in local conditions, the ability to protect intellectual property, the ability to maintain relations with those hosting our stores, computer system problems, inventory-related risks, credit and insurance risks, changes to tax regimes as well as other political, economic and technological factors and other risks and uncertainties referred to in Luxottica Group’s filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

- APPENDIX FOLLOWS –

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE THREE-MONTH PERIODS ENDED

JUNE 30, 2014 AND JUNE 30, 2013

In accordance with IAS/IFRS

KEY FIGURES IN THOUSANDS OF EURO (1)	2014	2013	% Change

NET SALES	2,059,979	2,017,608	2.1%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	235,214	211,963	11.0%

BASIC EARNINGS PER SHARE (ADS)(2):	0.49	0.45	10.2%

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS (1) (3)	2014	2013	% Change

NET SALES	2,824,437	2,634,593	7.2%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	322,502	276,781	16.5%

BASIC EARNINGS PER SHARE (ADS) (2):	0.68	0.59	15.8%

	2014	2013
Notes :
(1) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively.
(2) Weighted average number of outstanding shares.	475,221,228	472,107,228
(3) Average exchange rate (in U.S. Dollars per Euro).	1.3711	1.3058

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE SIX-MONTH PERIODS ENDED

JUNE 30, 2014 AND JUNE 30, 2013

In accordance with IAS/IFRS

KEY FIGURES IN THOUSANDS OF EURO (1)	2014	2013	% Change

NET SALES	3,902,313	3,881,728	0.5%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	392,541	371,197	5.8%

BASIC EARNINGS PER SHARE (ADS) (2)	0.83	0.79	5.0%

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS (1) (3)	2014	2013	% Change

NET SALES	5,347,340	5,096,321	4.9%

NET INCOME ATTRIBUTABLE TO LUXOTTICA GROUP STOCKHOLDERS	537,899	487,344	10.4%

BASIC EARNINGS PER SHARE (ADS)(2)	1.13	1.03	9.6%

	2014	2013
Notes :
(1) Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively.
(2) Weighted average number of outstanding shares.	474,464,497	470,908,944
(3) Average exchange rate (in U.S. Dollars per Euro).	1.3703	1.3129

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR THE THREE-MONTH PERIODS ENDED

JUNE 30, 2014 AND JUNE 30, 2013

In accordance with IAS/IFRS

KEY FIGURES IN THOUSANDS OF EURO (1)	2014	% of sales	2013	% of sales	% Change

NET SALES	2,059,979	100.0%	2,017,608	100.0%	2.1%
COST OF SALES	(685,672)		(663,283)
GROSS PROFIT	1,374,307	66.7%	1,354,325	67.1%	1.5%
OPERATING EXPENSES:
SELLING EXPENSES	(572,435)		(582,500)
ROYALTIES	(39,626)		(40,163)
ADVERTISING EXPENSES	(140,290)		(133,764)
GENERAL AND ADMINISTRATIVE EXPENSES	(225,823)		(236,225)
TOTAL	(978,175)		(992,651)
OPERATING INCOME	396,132	19.2%	361,674	17.9%	9.5%
OTHER INCOME (EXPENSE):
INTEREST INCOME	3,009		2,490
INTEREST EXPENSES	(27,289)		(26,284)
OTHER - NET	(1,698)		(4,285)
OTHER INCOME (EXPENSES)-NET	(25,978)		(28,080)
INCOME BEFORE PROVISION FOR INCOME TAXES	370,154	18.0%	333,594	16.5%	11.0%
PROVISION FOR INCOME TAXES	(133,285)		(120,133)

NET INCOME	236,869		213,461
OF WHICH ATTRIBUTABLE TO:
- LUXOTTICA GROUP STOCKHOLDERS	235,214	11.4%	211,963	10.5%	11.0%
- NON-CONTROLLING INTERESTS	1,655	0.1%	1,498	0.1%
NET INCOME	236,869	11.5%	213,461	10.6%	11.0%

BASIC EARNINGS PER SHARE (ADS):	0.49		0.45

FULLY DILUTED EARNINGS PER SHARE (ADS):	0.49		0.44

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	475,221,228		472,107,228

FULLY DILUTED AVERAGE NUMBER OF SHARES	478,436,606		476,491,055

Notes :

(1) Except earnings per share (ADS), which are expressed in Euro

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR THE SIX-MONTH PERIODS ENDED

JUNE 30, 2014 AND JUNE 30, 2013

In accordance with IAS/IFRS

KEY FIGURES IN THOUSANDS OF EURO (1)	2014	% of sales	2013	% of sales	% Change

NET SALES	3,902,313	100.0%	3,881,728	100.0%	0.5%
COST OF SALES	(1,349,814)		(1,323,878)
GROSS PROFIT	2,552,499	65.4%	2,557,849	65.9%	-0.2%
OPERATING EXPENSES:
SELLING EXPENSES	(1,120,103)		(1,144,519)
ROYALTIES	(75,629)		(76,333)
ADVERTISING EXPENSES	(248,794)		(245,318)
GENERAL AND ADMINISTRATIVE EXPENSES	(441,627)		(455,189)
TOTAL	(1,886,153)		(1,921,359)
OPERATING INCOME	666,346	17.1%	636,491	16.4%	4.7%
OTHER INCOME (EXPENSE):
INTEREST INCOME	5,840		5,037
INTEREST EXPENSES	(53,318)		(52,839)
OTHER - NET	(353)		(4,107)
OTHER INCOME (EXPENSES)-NET	(47,832)		(51,909)
INCOME BEFORE PROVISION FOR INCOME TAXES	618,514	15.8%	584,582	15.1%	5.8%
PROVISION FOR INCOME TAXES	(222,667)		(210,499)

NET INCOME	395,847	10.2%	374,081	9.6%	5.8%
OF WHICH ATTRIBUTABLE TO:
- LUXOTTICA GROUP STOCKHOLDERS	392,541	10.1%	371,196	9.6%	5.8%
- NON-CONTROLLING INTERESTS	3,306	0.1%	2,885	0.0%
NET INCOME	395,847	10.2%	374,081	9.6%	5.8%

BASIC EARNINGS PER SHARE (ADS):	0.83		0.79

FULLY DILUTED EARNINGS PER SHARE (ADS):	0.82		0.78

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	474,464,497		470,908,944

FULLY DILUTED AVERAGE NUMBER OF SHARES	477,917,675		475,505,827

Notes :

(1) Except earnings per share (ADS), which are expressed in Euro

LUXOTTICA GROUP

CONSOLIDATED BALANCE SHEET

AS OF JUNE 30, 2014 AND DECEMBER 31, 2013

In accordance with IAS/IFRS

KEY FIGURES IN THOUSANDS OF EURO	June 30, 2014	December 31, 2013

CURRENT ASSETS:
CASH AND CASH EQUIVALENTS	1,183,200	617,995
ACCOUNTS RECEIVABLE - NET	943,895	680,296
INVENTORIES - NET	657,968	698,950
OTHER ASSETS	232,995	238,761
TOTAL CURRENT ASSETS	3,018,058	2,236,002

NON-CURRENT ASSETS:
PROPERTY, PLANT AND EQUIPMENT - NET	1,196,858	1,183,236
GOODWILL	3,107,312	3,045,216
INTANGIBLE ASSETS - NET	1,273,113	1,261,137
INVESTMENTS	58,032	58,108
OTHER ASSETS	116,979	126,583
DEFERRED TAX ASSETS	190,961	172,623
TOTAL NON-CURRENT ASSETS	5,943,256	5,846,903

TOTAL	8,961,313	8,082,905

CURRENT LIABILITIES:
BANK OVERDRAFTS	80,907	44,921
CURRENT PORTION OF LONG-TERM DEBT	303,966	318,100
ACCOUNTS PAYABLE	658,329	681,151
INCOME TAXES PAYABLE	95,433	9,477
SHORT-TERM PROVISIONS FOR RISKS AND OTHER CHARGES	140,278	123,688
OTHER LIABILITIES	559,354	523,050
TOTAL CURRENT LIABILITIES	1,838,267	1,700,386

NON-CURRENT LIABILITIES:
LONG-TERM DEBT	2,226,839	1,716,410
EMPLOYEE BENEFITS	103,387	76,399
DEFERRED TAX LIABILITIES	248,465	268,078
LONG-TERM PROVISIONS FOR RISKS AND OTHER CHARGES	106,461	97,544
OTHER LIABILITIES	76,525	74,151
TOTAL NON-CURRENT LIABILITIES	2,761,678	2,232,583

STOCKHOLDERS’ EQUITY:
LUXOTTICA GROUP STOCKHOLDERS’ EQUITY	4,351,970	4,142,828
NON-CONTROLLING INTERESTS	9,399	7,107
TOTAL STOCKHOLDERS’ EQUITY	4,361,369	4,149,936

TOTAL	8,961,313	8,082,905

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE SIX-MONTH PERIODS ENDED

JUNE 30, 2014 AND JUNE 30, 2013

- SEGMENTAL INFORMATION -

In accordance with IAS/IFRS

In thousands of Euro	Manufacturing and Wholesale	Retail	Inter-Segment Transactions and Corporate Adj.	Consolidated

2014

Net Sales	1,739,399	2,162,913		3,902,313
Operating Income	456,264	306,842	(96,760)	666,346
% of Sales	26.2%	14.2%		17.1%
Capital Expenditures	68,490	105,428		173,919
Depreciation and Amortization	57,313	85,716	38,653	181,681

2013

Net Sales	1,660,987	2,220,741		3,881,728
Operating Income	421,355	311,870	(96,734)	636,491
% of Sales	25.4%	14.0%		16.4%
Capital Expenditures	67,512	86,711		154,223
Depreciation and Amortization	53,171	86,619	42,778	182,568

Non-IAS/IFRS Measures: Adjusted measures

In order to provide a supplemental comparison of current period results of operations to prior periods, we have adjusted for certain non-recurring transactions or events.

We have made such adjustments to the following measures: EBITDA, EBITDA margin, operating income, operating margin, net income and earnings per share.

For comparative purposes, management has made adjustments to fiscal year 2013 measures as described in the footnotes to the tables that contain such fiscal year 2013 data.

The Company believes that these adjusted measures are useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry because they exclude the impact of non-recurring items that are not relevant to the Company’s operating performance.

The adjusted measures referenced above are not measures of performance in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS).  We include these adjusted measures in this presentation in order to provide a supplemental view of operations that excludes items that are unusual, infrequent or unrelated to our ongoing core operations.

These adjusted measures are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS.  Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company.  The Company cautions that these adjusted measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors.  Investors should be aware that Luxottica Group’s method of calculating these adjusted measures may differ from methods used by other companies.

The Company recognizes that there are limitations in the usefulness of adjusted measures due to the subjective nature of items excluded by management in calculating adjusted comparisons.  We compensate for the foregoing limitations by using these adjusted measures as a comparative tool, together with IAS/IFRS measures, to assist in the evaluation of our operating performance.

See the tables on the following pages for a reconciliation of the adjusted measures discussed above to their most directly comparable IAS/IFRS financial measures or, in the case of adjusted EBITDA and adjusted EBITDA margin, to EBITDA and EBITDA margin, respectively, which are also non-IAS/IFRS measures. For a discussion of EBITDA and EBITDA margin and a reconciliation of EBITDA and EBITDA margin to their most directly comparable IAS/IFRS financial measures, see the tables on the pages immediately following the reconciliation of the adjusted measures.

Non-IAS/IFRS Measure: Reconciliation between reported and adjusted P&L items

Millions of Euro

Luxottica Group

	6M14					6M13
	Net sales	EBITDA	Operating Income	Net Income	EPS	Net sales	EBITDA	Operating Income	Net Income	EPS

Reported	3,902.3	848.0	666.3	392.5	0.83	3,881.7	819.1	636.5	371.2	0.79

> Adjustment for Alain Mikli restructuring							9.0	9.0	5.9	0.01

Adjusted	3,902.3	848.0	666.3	392.5	0.83	3,881.7	828.1	645.5	377.1	0.80

Wholesale Division

	6M14					6M13
	Net sales	EBITDA	Operating Income	Net Income	EPS	Net sales	EBITDA	Operating Income	Net Income	EPS

Reported	1,739.4	513.6	456.3	n.a.	n.a.	1,661.0	474.5	421.4	n.a.	n.a.

> Adjustment for Alain Mikli restructuring							9.0	9.0

Adjusted	1,739.4	513.6	456.3	n.a.	n.a.	1,661.0	483.5	430.4	n.a.	n.a.

Non-IAS/IFRS Measure: Reconciliation between reported and adjusted P&L items

Millions of Euro

Luxottica Group

	2Q14					2Q13
	Net sales	EBITDA	Operating Income	Net Income	EPS	Net sales	EBITDA	Operating Income	Net Income	EPS

Reported	2,060.0	488.2	396.1	235.2	0.49	2,017.6	453.7	361.7	212.0	0.45

> Adjustment for Alain Mikli restructuring							9.0	9.0	5.9	0.01

Adjusted	2,060.0	488.2	396.1	235.2	0.49	2,017.6	462.7	370.7	217.9	0.46

Wholesale Division

	2Q14					2Q13
	Net sales	EBITDA	Operating Income	Net Income	EPS	Net sales	EBITDA	Operating Income	Net Income	EPS

Reported	934.8	291.8	262.3	n.a.	n.a.	880.0	260.8	233.0	n.a.	n.a.

> Adjustment for Alain Mikli restructuring							9.0	9.0

Adjusted	934.8	291.8	262.3	n.a.	n.a.	880.0	269.8	242.0	n.a.	n.a.

Non-IAS/IFRS Measure: EBITDA and EBITDA margin

EBITDA represents net income before non-controlling interest, taxes, other income/expense, depreciation and amortization. EBITDA margin means EBITDA divided by net sales.  The Company believes that EBITDA is useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry.  Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.

EBITDA and EBITDA margin are not measures of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS).  We include them in this presentation in order to:

•              improve transparency for investors;

•              assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

•              assist investors in their assessment of the Company’s cost of debt;

•              ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

•              properly define the metrics used and confirm their calculation; and

•              share these measures with all investors at the same time.

EBITDA and EBITDA margin are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS.  Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company.  The Company cautions that these measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors.  Investors should be aware that Luxottica Group’s method of calculating EBITDA may differ from methods used by other companies.  The Company recognizes that the usefulness of EBITDA has certain limitations, including:

•               EBITDA does not include interest expense.  Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows.  Therefore, any measure that excludes interest expense may have material limitations;

•               EBITDA does not include depreciation and amortization expense.  Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits.  Therefore, any measure that excludes depreciation and expense may have material limitations;

•               EBITDA does not include provision for income taxes.  Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

•               EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

•               EBITDA does not reflect changes in, or cash requirements for, working capital needs; and

•               EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss.

We compensate for the foregoing limitations by using EBITDA as a comparative tool, together with IAS/IFRS measures, to assist in the evaluation of our operating performance and leverage.

See the table on the following page for a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure, as well as the calculation of EBITDA margin.

Non-IAS/IFRS Measure: EBITDA and EBITDA margin

Millions of Euro

	2Q 2013	2Q 2014	6M 2013	6M 2014	FY 2013	LTM June 30, 2014
Net income/(loss)	212.0	235.2	371.2	392.5	544.7	566.0
(+)
Net income attributable to non-controlling interest	1.5	1.7	2.9	3.3	4.2	4.6
(+)
Provision for income taxes	120.1	133.3	210.5	222.7	407.5	419.7
(+)
Other (income)/expense	28.1	26.0	51.9	47.8	99.3	95.2
(+)
Depreciation and amortization	92.0	92.0	182.6	181.7	366.6	365.7
(+)
EBITDA	453.7	488.2	819.1	848.0	1,422.3	1,451.3
(=)
Net sales	2,017.6	2,060.0	3,881.7	3,902.3	7,312.6	7,333.2
(/)
EBITDA margin	22.5%	23.7%	21.1%	21.7%	19.5%	19.8%
(=)

Non-IAS/IFRS Measure: Adjusted EBITDA and Adjusted EBITDA margin

Millions of Euro

	2Q 2013 (2)	2Q 2014	6M 2013 (2)	6M 2014	FY 2013 (1,2)	LTM June 30, 2014 (1,2)
Adjusted net income/(loss)	217.9	235.2	377.1	392.5	617.3	632.7
(+)
Net income attributable to non-controlling interest	1.5	1.7	2.9	3.3	4.2	4.6
(+)
Adjusted provision for income taxes	123.2	133.3	213.6	222.7	343.9	353.0
(+)
Other (income)/expense	28.1	26.0	51.9	47.8	99.3	95.2
(+)
Depreciation and amortization	92.0	92.0	182.6	181.7	366.6	365.7
(+)
Adjusted EBITDA	462.7	488.2	828.1	848.0	1,431.3	1,451.3
(=)
Net sales	2,017.6	2,060.0	3,881.7	3,902.3	7,312.6	7,333.2
(/)
Adjusted EBITDA margin	22.9%	23.7%	21.3%	21.7%	19.6%	19.8%
(=)

The adjusted figures exclude the following:

(1)(a) non-recurring costs for the tax audit relating to Luxottica S.r.l. (tax year 2007) of approximately Euro 27 million;

(b) non-recurring accrual for tax audits (tax years after 2007) of approximately Euro 40 million; and

(2) non-recurring Alain Mikli reorganization costs with an approximately Euro 9 million impact on operating income and an approximately Euro 6 million adjustment to net income.

Non-IAS/IFRS Measure: Net Debt to EBITDA ratio

Net debt to EBITDA ratio: Net debt means the sum of bank overdrafts, current portion of long-term debt and long-term debt, less cash.  EBITDA represents net income before non-controlling interests, taxes,other income/expense, depreciation and amortization. The Company believes that EBITDA is useful to both management and investors in evaluating the Company’s operating performance compared with that of other companies in its industry.Our calculation of EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business.  The ratio of net debt to EBITDA is a measure used by management to assessthe Company’s level of leverage, which affects our ability to refinance our debt as it matures and incur additional indebtedness to invest in new business opportunities.The ratio also allows management to assess the cost of existing debt since it affects the interest rates charged by the Company’s lenders.

EBITDA and ratio of net debt to EBITDA are not measures of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS).We include them in this presentation in order to:

•                  improve transparency for investors;

•                  assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

•                  assist investors in their assessment of the Company’s cost of debt;

•                  ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

•                  properly define the metrics used and confirm their calculation; and

•                  share these measures with all investors at the same time.

EBITDA and ratio of net debt to EBITDA are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS.  Rather, these non-IAS/IFRS measures should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company.The Company cautions that these measures are not defined terms under IAS/IFRS and their definitions should be carefully reviewed and understood by investors.Investors should be aware that Luxottica Group’s method of calculating EBITDA and the ratio of net debt to EBITDA may differ from methods used by other companies.The Company recognizes that the usefulness of EBITDA and the ratio of net debt to EBITDA as evaluative tools may have certain limitations, including:

•                  EBITDA does not include interest expense.  Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows.  Therefore, any measure that excludes interest expense may have material limitations;

•                  EBITDA does not include depreciation and amortization expense.  Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits.  Therefore, any measure that excludes depreciation and expense may have material limitations;

•                  EBITDA does not include provision for income taxes.  Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations;

•                  EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments;

•                  EBITDA does not reflect changes in, or cash requirements for, working capital needs;

•                  EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss; and

•                  The ratio of net debt to EBITDA is net of cash and cash equivalents, restricted cash and short-term investments, thereby reducing our debt position.

Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations.We compensate for the foregoing limitations by using EBITDA and the ratio of net debt to EBITDA as two of several comparative tools, together with IAS/IFRS measures, to assist in the evaluation of our operating performance and leverage.

See the table on the following page for a reconciliation of net debt to long-term debt, which is the most directly comparable IAS/IFRS financial measure, as well as the calculation of the ratio of net debt to EBITDA. For a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure, see the table on the preceding pages.

Non-IAS/IFRS Measure: Net debt and Net debt / EBITDA

Millions of Euro

	Jun. 30, 2014	Dec. 31, 2013
Long-term debt (+)	2,226.8	1,716.4
Current portion of long-term debt (+)	304.0	318.1
Bank overdrafts (+)	80.9	44.9
Cash (-)	(1,183.2)	(618.0)
Net debt (=)	1,428.5	1,461.4
EBITDA (LTM and FY 2013)	1,451.3	1,422.3
Net debt/EBITDA	1.0x	1.0x
Net debt @ avg. exchange rates (1)	1,429.1	1,475.9
Net debt @ avg. exchange rates (1)/EBITDA	1.0x	1.0x

(1) Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.

Non-IAS/IFRS Measure: Net debt and Net debt / Adjusted EBITDA

Millions of Euro

	Jun. 30, 2014	Dec. 31, 2013 (2)
Long-term debt (+)	2,226.8	1,716.4
Current portion of long-term debt (+)	304.0	318.1
Bank overdrafts (+)	80.9	44.9
Cash (-)	(1,183.2)	(618.0)
Net debt (=)	1,428.5	1,461.4
Adjusted EBITDA (LTM and FY 2013)	1,451.3	1,431.3
Net debt/LTM Adjusted EBITDA	1.0x	1.0x
Net debt @ avg. exchange rates (1)	1,429.1	1,475.9
EBITDA @ avg. exchange rates (1)	1,451.3	1,431.3
Net debt @ avg. exchange rates (1)/LTM Adjusted EBITDA	1.0x	1.0x

(1)        Net debt figures are calculated using the average exchange rates used to calculate the EBITDA figures.

(2)        Adjusted figures exclude the following:

(a) non-recurring costs for the tax audit relating to Luxottica S.r.l. (tax year 2007) of approximately Euro 27 million;

(b) non-recurring accrual for tax audits (tax years after 2007) of approximately Euro 40 million; and

(c) non-recurring Alain Mikli reorganization costs with an approximately Euro 9 million impact on operating income and an approximately Euro 6 million adjustment to net income.

Non-IAS/IFRS Measures: Free Cash Flow

Free cash flow represents net income before non-controlling interests, taxes, other income/expense, depreciation and amortization (i.e. EBITDA — see table on the earlier page) plus or minus the decrease/(increase) in working capital over the prior period, less capital expenditures, plus or minus interest income/(expense) and extraordinary items, minus taxes paid. The Company believes that free cash flow is useful to both management and investors in evaluating the Company’s operating performance compared with other companies in its industry.  In particular, our calculation of free cash flow provides a clearer picture of the Company’s ability to generate net cash from operations, which is used for mandatory debt service requirements, for funding discretionary investments, for paying dividends or pursuing other strategic opportunities.

Free cash flow is not a measure of performance under International Financial Reporting Standards as issued by the International Accounting Standards Board (IAS/IFRS). We include it in this presentation in order to:

•                  Improve transparency for investors;

•                  Assist investors in their assessment of the Company’s operating performance and its ability to generate cash from operations in excess of its cash expenses;

•                  Ensure that this measure is fully understood in light of how the Company evaluates its operating results;

•                  Properly define the metrics used and confirm their calculation; and

•                  Share this measure with all investors at the same time.

Free cash flow is not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with IAS/IFRS. Rather, this non-IAS/IFRS measure should be used as a supplement to IAS/IFRS results to assist the reader in better understanding the operational performance of the Company. The Company cautions that this measure is not a defined term under IAS/IFRS and its definition should be carefully reviewed and understood by investors. Investors should be aware that Luxottica Group’s method of calculation of free cash flow may differ from methods used by other companies. The Company recognizes that the usefulness of free cash flow as an evaluative tool may have certain limitations, including:

•                  The manner in which the Company calculates free cash flow may differ from that of other companies, which limits its usefulness as a comparative measure;

•                  Free cash flow does not represent the total increase or decrease in the net debt balance for the period since it excludes, among other things, cash used for funding discretionary investments and to pursue strategic opportunities during the period and any impact of the exchange rate changes; and

•                  Free cash flow can be subject to adjustment at the Company’s discretion if the Company takes steps or adopts policies that increase or diminish its current liabilities and/or changes to working capital.

We compensate for the foregoing limitations by using free cash flow as one of several comparative tools, together with IAS/IFRS measures, to assist in the evaluation of our operating performance.

See the table on the following page for a reconciliation of free cash flow to EBITDA and the table on the earlier page for a reconciliation of EBITDA to net income, which is the most directly comparable IAS/IFRS financial measure.

Non-IAS/IFRS Measure: Free cash flow

Millions of Euro

6M 2014
EBITDA (1)	848
Δ working capital	(111)
Capex	(174)

Operating cash flow	563
Financial charges (2)	(47)
Taxes	(134)
Extraordinary charges (3)	0

Free cash flow	381

(1)   EBITDA is not an IAS/IFRS measure; please see table on the earlier page for a reconciliation of EBITDA to net income

(2)         Equals interest income minus interest expense

(3)         Equals extraordinary income minus extraordinary expense

Non-IAS/IFRS Measure: Free cash flow

Millions of Euro

2Q 2014
EBITDA (1)	488
Δ working capital	71
Capex	(93)

Operating cash flow	466
Financial charges (2)	(24)
Taxes	(119)
Extraordinary charges (3)	(1)

Free cash flow	321

(1)         EBITDA is not an IAS/IFRS measure; please see table on the earlier page for a reconciliation of adjusted EBITDA to EBITDA and EBITDA to net income

(2)         Equals interest income minus interest expense

(3)         Equals extraordinary income minus extraordinary expense

Major currencies

Average exchange rates	Three months ended	Six months ended	Twelve months ended	Three months ended	Six months ended
per € 1	June 30, 2014	June 30, 2014	December 31, 2013	June 30, 2013	June 30, 2013

US$	1.37107	1.37035	1.32775	1.30583	1.31286

AUD	1.46989	1.49890	1.37655	1.31895	1.29503

GBP	0.81471	0.82134	0.84923	0.85048	0.85075

CNY	8.54380	8.44997	8.16304	8.03636	8.12587

JPY	140.00145	140.40280	129.59424	128.93703	125.38685

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ ENRICO CAVATORTA
July 25, 2014		ENRICO CAVATORTA CHIEF FINANCIAL OFFICER